Exhibit 99.1

August 1, 2024

John H. Tyson
Chairman of the Board
Tyson Foods, Inc.
2200 W. Don Tyson Parkway
Springdale, Arkansas 72762

Dear John,

I am writing to inform you that I am resigning from the Board of Directors of Tyson Foods, Inc., effective August 9, 2024. I plan to accept a new position with another company and will not be able to continue to serve as a director at Tyson Foods.

Over the last nine years, it has been a unique honor to serve as a director on the Tyson Foods board. My very best wishes to the team moving forward.

Yours truly,

/s/ Mikel A. Durham
Mikel A. Durham

cc:
Donnie King, CEO
Adam Deckinger, General Counsel & Secretary